UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

George G. Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON George G. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 319,301
	8	SHARED VOTING POWER 11,649,042
	9	SOLE DISPOSITIVE POWER 319,301
	10	SHARED DISPOSITIVE POWER 11,649,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,968,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 074014101	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON GGB Family Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,346,210
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,346,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,346,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 074014101	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON GGB Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,403,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 074014101	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON GGB II Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,941,962
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,941,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,941,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 074014101	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON REB Florida Intangible Tax Trust dated August 20, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 302,832
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 302,832
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 302,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 074014101	13D	Page 7 of 11 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on January 9, 2004 (as amended to date, the “Schedule 13D”), relating to the Class A Common Stock, par value $.001 per share (the “Common Stock”), of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

George G. Beasley

GGB Family Enterprises, Inc. (“GGB Inc.”)

GGB Family Limited Partnership (“GGB LP”)

GGB II Family Limited Partnership (GGB II LP”)

REB Florida Intangible Tax Trust dated August 20, 2004 (“REB Trust”)

Mr. Beasley is a United States citizen. Each of the other Reporting Persons is organized under the laws of Florida. The business address of each of the Reporting Persons is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. The principal occupation of Mr. Beasley is serving as Chairman and Chief Executive Officer of the Issuer. The other Reporting Persons are principally engaged in the business of investments in securities.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Investor Rights Agreement

On November 1, 2016, the Reporting Persons, the Issuer and certain other holders of the Issuer’s Class A Common Stock entered in to an Investor Rights Agreement (the “Investor Rights Agreement”) as a condition of the Agreement and Plan of Merger dated as of July 19, 2016, by and among the Issuer and certain additional parties (the “Merger Agreement”). Pursuant to the terms of the Investor Rights Agreement, for so long as the stockholders of Greater Media receiving shares of Common Stock pursuant to the Merger Agreement (such shares, the “Merger Shares”) collectively hold at least 75% of

CUSIP No. 074014101	13D	Page 8 of 11 Pages

the Merger Shares, such stockholders will have the right to designate one director to the Issuer’s board of directors, and the Reporting Persons and their family members who are parties to the Investor Rights Agreement have agreed to vote or give written consent in favor of such designee.

The foregoing description of the Investor Rights Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement which is attached hereto as Exhibit 1 and incorporated herein by reference.

General

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 074014101	13D	Page 9 of 11 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 12,112,142 shares of Common Stock outstanding as of November 1, 2016 and assuming the conversion on a one-for-one basis of each share of Class B Common Stock of the Issuer held by the Reporting Persons.

Reporting Persons	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
George G. Beasley	11,968,343	(1)	52.5%	319,301	11,649,042	334,051	11,649,042
GGB Family Enterprises, Inc.	11,346,210		50.8%	0	11,346,210	0	11,346,210
GGB Family Limited Partnership	1,403,766		11.3%	0	1,403,766	0	1,403,766
GGB II Family Limited Partnership	9,941,962		45.2%	0	9,941,962	0	9,941,962
REB Florida Intangible Tax Trust dated August 20, 2004	302,832		2.4%	0	302,832	0	302,832

(1)	The amount does not include 39,835 shares of Common Stock issuable upon conversion of 39,835 shares of Class B Common Stock held by Mr. Beasley’s spouse, of which Mr. Beasley disclaims beneficial ownership.

GGB LP is the record holder of 1,071,595 shares of Common Stock and 332,171 shares of Class B Common Stock of the Issuer, which are convertible into shares of Common Stock on a one-for-one basis at the option of the holder at any time. GGB II LP is the record holder of 47,733 shares of Common Stock and 9,894,229 shares of Class B Common Stock. GGB Inc. is the general partner of each of GGB LP and GGB II LP, and Mr. Beasley is the sole shareholder of GGB Inc. and has the power to vote and dispose of the shares held by GGB Inc. As a result, each of Mr. Beasley and GGB Inc. may be deemed to share beneficial ownership of the Common Stock held of record by GGB LP and GGB II LP.

The REB Trust is the record of 6,096 shares of Common Stock and 296,736 shares of Class B Common Stock. Mr. Beasley is the sole trustee of the REB Trust and has the power to vote and dispose of the shares held by the REB Trust. As a result, Mr. Beasley may be deemed to share beneficial ownership of the Common Stock held of record by the REB Trust.

In addition, Mr. Beasley has the sole power to vote and dispose of 154,832 shares of Class A Common Stock and 164,469 shares of Class B Common Stock.

CUSIP No. 074014101	13D	Page 10 of 11 Pages

(c)	None.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Investor Rights Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement

2	Contribution Agreement, dated as of December 30, 2003, by and between George G. Beasley, GGB Family Enterprises, Inc., GGB Family Limited Partnership, and the GGB Family Limited Partnership Florida Intangible Tax Trust (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on January 9, 2004)

3	REB Family Limited Partnership Florida Intangible Tax Trust, dated August 20, 2004 (incorporated by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on September 7, 2004)

4	Investor Right Agreement dated November 1, 2016 between the Issuer, certain stockholders affiliated with the Beasley family and the Greater Media stockholders who received Merger Shares (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2016)

CUSIP No. 074014101	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

/s/ George G. Beasley
George G. Beasley

GGB FAMILY ENTERPRISES, INC.

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB II FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

REB FLORIDA INTANGIBLE TAX TRUST DATED AUGUST 20, 2004

/s/ George G. Beasley
By: George G. Beasley
Title: Trustee

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Beasley Broadcast Group, Inc., a Delaware company, and that this Agreement may be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date below.

Date: November 14, 2016

/s/ George G. Beasley
George G. Beasley

GGB FAMILY ENTERPRISES, INC.

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

GGB II FAMILY LIMITED PARTNERSHIP
By: GGB Family Enterprises, its General Partner

/s/ George G. Beasley
By: George G. Beasley
Title: President

REB FLORIDA INTANGIBLE TAX TRUST DATED AUGUST 20, 2004

/s/ George G. Beasley
By: George G. Beasley
Title: Trustee